UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SEC File Number 333-180251

CUSIP Number 269327102

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN    ☐ Form N-CSR

For period ended: ____________________

☒ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:  December 31, 2021

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_____________________________________________________________________________________________

PART I—REGISTRANT INFORMATION

EZRaider Co.

Full Name of Registrant

1303 Central Ave S, Unit D

Address of Principal Executive Office (Street and Number)

Kent, WA 98032

City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The registrant is unable to file its Transition Report on Form 10-KT, for the transition period ended December 31, 2021 (the “Report”), by the prescribed due date of March 31, 2022, without unreasonable effort or expense, because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the registrant intends to file its Report on or prior to the fifteenth (15th) calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

George Andrew Lear III	(833)	724-3378
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes          ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes           ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

See Annex A attached.

_____________________________________________________________________________________________

EZRAIDER CO.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: March 31, 2022	By: George Andrew Lear III George Andrew Lear III Chief Financial Officer

Annex A

As previously reported, on September 14, 2021, the Company’s wholly owned subsidiary, E-Waste Acquisition Corp., a Delaware corporation, merged (the “Merger”) with and into EZRaider Global, Inc., a private Nevada corporation (“EZ Global”). EZ Global was the surviving corporation in the Merger and became the Company’s wholly owned subsidiary.  As a result of the Merger, the Company discontinued its prior activities and acquired the business of EZ Global and its wholly owned subsidiary, EZ Raider, LLC, which imports electric-powered tactical manned vehicles, known “EZ Raider vehicles,” from D.S Raider Ltd, a company organized under the laws of Israel.

As also previously reported, on February 14, 2022, the Company changed its fiscal year end from February 28/29 to December 31. The change to the Company’s fiscal year end was made primarily to align the Company’s fiscal year end with that of EZ Global for SEC reporting and other purposes.

Following the Merger, the financial statements of EZ Global and EZ Raider, LLC are being reported on a consolidated basis with the Company’s financial statements. As a result, the Company expects that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in its Transition Report on Form 10-KT for the transition period ended December 31, 2021.

The Company has not yet finalized its financial statements for the transition period ended December 31, 2021. Therefore, the Company is not able to quantify the anticipated changes in its results of operations at this time.